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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   [X]                    Form 40-F    [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):   [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes    [ ]     No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________

         This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items


1. Attunity Ltd Press Release re: First Quarter 2003 Results.

                                                                          Item 1

Press Release                                                   Source: Attunity
Attunity Announces First Quarter 2003 Results
Thursday May 8, 8:12 am ET

Continued Operating Profitability

Regained Compliance with Rule 4450a5
WAKEFIELD, Mass.--(BUSINESS WIRE)--May 8, 2003--Attunity Ltd. (Nasdaq NMS: ATTU
- News), a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications, today announced financial results for the first quarter ended March 31, 2003.

Total revenues in the first quarter of 2003 were $4,202,000, compared with $4,208,000 for the same period in the prior year and compared with $4,524,000 in the fourth quarter of 2002. Gross profit in the first quarter of 2003 was $2,749,000 compared with gross profit of $2,793,000 for the same period in 2002. Net income was $155,000 or $0.01 per share compared with net income of $405,000 or $0.03 per share in the first quarter of 2002.

As a result of an unfavorable decision in our lawsuit with the Special Situations Funds and lease expenditures with respect to our lease in Massachusetts, we were required to book non-recurring expenses in the amount of $1,100,000 as of the fourth quarter of 2002. The net effect of booking expenses in 2002 resulted in a $504,000 or $0.03 per share net income for 2002 and a loss of $957,000 in the fourth quarter of 2002 or ($0.07) per share. Although the company was required to book the award against the company, it has appealed the decision and intends to seek a reversal of the decision.

On February 13, 2003, Attunity was advised by Nasdaq that it has fallen below Nasdaq's continued listing standard relating to minimum share price since the closing bid price for company's shares has closed below the minimum of $1.00 for 30 consecutive trading days. On May 5, 2003, Attunity was advised by Nasdaq that it had regained compliance with the Rule on that matter since the closing bid price of the Company's ordinary shares have been at $1.00 or greater for at least 10 trading days. Nasdaq has notified the Company that this matter is now closed.

"We are pleased with our continued profitability and cash positive operations in such a challenging business environment. Although a few large opportunities, particularly in Europe, have been pushed into future quarters, our overall results speak to the stability of our market and business model," said Arie Gonen, chairman of Attunity.

"Our market share in the IBM mainframe, HP NonStop and Microsoft BizTalk markets is strong and growing. We offer the best connectivity middleware in the marketplace and with the next major release of Attunity Connect later this month will further separate us from our competition. We expect to maintain our performance level and see things pick up again later on this year."

Highlights of Attunity's First Fiscal Quarter 2003

Customer Wins

New customers in Q1 2003 included among others Ruan Transporation, NaviMedix, Inc., North York Community Care Access Centre, VNU, Nielsen Media Research, BellSouth Corporation, Unisys Corporation, Israeli Police, FactSet Research Systems, Inc., Movado Group, Parview Health System, UCSF Regents of the Univ. of CA, Israeli Credit Card, and First Tennessee Bank.

Channel Partnerships

Avanade Inc., a premier technology integrator formed through a joint venture between Microsoft and Accenture, signed a cooperative sales and marketing agreement with Attunity. Through the use of the Attunity Connect Adapter Suite for BizTalk Server, Avanade will offer a turn-key solution for mainframe and legacy integration on the Microsoft platform, eliminating custom coding and increasing the overall value to customers.

As a result of the close technical collaboration with Microsoft, Attunity will be one of the select few vendors to introduce adapters to the upcoming beta distribution of the Jupiter product. With this upcoming Microsoft release will incorporate BizTalk integration, portal and commerce capabilities into a unified platform which will have greater need for connectivity adapters provided by Attunity.


Attunity will conduct a teleconference at today at 11:00am U.S. Eastern Standard Time. To take part in the conference call, please dial (800) 299-7089 or (617) 801-9714 ten minutes prior to the 11:00 a.m. start and enter participant code 23439818. This call will also be broadcast live on www.attunity.com and an online replay will be available approximately one hour after the call by dialing
(888) 286-8010 or (617) 801-6888 and enter participant code 9881543.


About Attunity Ltd.


Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications.


Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.


The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.


Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.


Copyright (C) 2003 Attunity Ltd. All rights reserved.


Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.


This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                             Attunity Ltd.
                      CONSOLIDATED STATEMENTS OF OPERATION
                    (in thousands of US Dollars - unaudited)

                                          Three Months Ended March 31,
                                                2003           2002(a)
Revenues
Licenses                                       $1,280          $1,719
Maintenance                                     1,757           1,479
Services                                        1,165           1,010
                                                -----           -----
                                                4,202           4,208
Cost of revenues
Licenses                                          464             411
Maintenance                                       179             187
Services                                          810             817
                                                -----           -----
                                                1,453           1,415

Gross profit                                    2,749           2,793

Operating expenses
Selling and marketing                           1,581           1,273
General and administrative                        470             564
Research and development, net                     562             547
                                                -----           -----
                                                2,613           2,384

Operating profit                                 $136             409
Financial income (expenses) - net                  49              (3)
Income before taxes                              $185             406

Income taxes                                      (30)             (1)
                                                -----           -----
                                                 $155            $405

Basic net income per share                      $0.01           $0.03
Weighted average number of shares
 used to compute basic net income
 per share                                     14,767          14,580

Diluted net income per share                    $0.01           $0.03
Weighted average number of shares
 used to compute diluted net income
 per share                                     14,785          14,580

(a) Reclassified

                      CONSOLIDATED BALANCE SHEETS
               (in thousands of US Dollars - unaudited)

                                              March 31,   December 31,
                                                 2003         2002
ASSETS
Current Assets
Cash and cash equivalents                       $2,609         $2,693
Short-term deposits                                106             88
Marketable securities                              100              -
Accounts receivable - net                        4,130          3,377
Other receivables and prepaid expenses           1,104          1,233
Total current assets                             8,049          7,391

Severance Pay Fund                               1,195          1,189

Fixed Assets
Cost                                             5,780          7,446
Less: accumulated depreciation                   4,743         (6,301)
                                                 -----          -----
                                                 1,037          1,145
Other assets
Intangible assets, net of accumulated
 amortization                                   11,760         11,759

Total assets                                   $22,041        $21,484

                      CONSOLIDATED BALANCE SHEETS
               (in thousands of US Dollars - unaudited)

                                               March 31,  December 31,
                                                 2003         2002
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term bank debt                              $229           $175
Current maturities of long-term debt               155            205
Trade payables                                     663            645
Deferred revenues                                2,393          1,986
Employees and payroll accruals                   1,166          1,055
Accrued expenses and other
Liabilities                                      2,505          2,658
Total current liabilities                        7,111          6,724

Long term liabilities
Long term debt                                      41             55
Accrued severance pay                            1,640          1,625
Total long term liabilities                      1,681          1,680

Shareholders equity
Share capital: Authorized 30,000,000
 ordinary shares of NIS 0.1 par value
 Issued and Outstanding:
 14,767,432 shares at March 31, 2003
 and December 31, 2002                             437            437
Capital surplus                                 86,591         86,592
Accumulated deficit                            (73,186)       (73,341)
Foreign currency translation adjustment           (593)          (608)
Total Shareholders' equity                      13,249         13,080

Total liabilities and shareholders equity      $22,041        $21,484


_________________
Contact:
     Attunity
     Dan Potter, 781/213-5204
     dan.potter@attunity.com

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                          ATTUNITY LTD
                                                        ----------------
                                                          (Registrant)



                                                     By: /s/Arie Gonen
                                                        -----------------------
                                                            Chairman




Date:  May 8, 2003